						Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Jun

	2006	2007	2008	2009	2010	2011

Total Interest Charges	$85,809	$91,740	$87,732	$92,340	$91,598	$88,262
Interest applicable to rentals	11,145	10,919	20,687	14,440	6,612	6,657

Total fixed charges, as defined	96,954	102,659	108,419	106,780	98,210	94,919

Preferred dividends, as defined (a)	10,041	11,104	20,957	15,275	11,310	10,965

Combined fixed charges and preferred dividends, as defined	$106,995	$113,763	$129,376	$122,055	$109,520	$105,884

Earnings as defined:

Net Income	$173,154	$139,111	$47,152	$66,875	$172,618	$177,870
Add:
Provision for income taxes:
Total	56,824	85,638	96,623	81,756	112,944	113,542
Fixed charges as above	96,954	102,659	108,419	106,780	98,210	94,919

Total earnings, as defined	$326,932	$327,408	$252,194	$255,411	$383,772	$386,331

Ratio of earnings to fixed charges, as defined	3.37	3.19	2.33	2.39	3.91	4.07

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.06	2.88	1.95	2.09	3.50	3.65

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.